June 22, 2007
VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso Eduardo Aleman Brian Cascio Lynn Dicker

Re:	comScore, Inc. Registration Statement on Form S-1 File No. 333-141740 Initially filed on April 2, 2007 Amendment No. 4 filed on June 22, 2007
Ladies and Gentlemen:
          On behalf of comScore, Inc. (the “Company”), we are transmitting for filing Amendment No. 4 to the above referenced registration statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies complete with exhibits of Amendment No. 4.
          We are also submitting with Amendment No. 4 the Company’s response (the “Company Response”) to the comments from the staff of the Securities and Exchange Commission received via teleconference on June 21, 2007.

U. S. Securities and Exchange Commission
June 22, 2007

          Please direct your questions or comments regarding Amendment No. 4 or the Company Response to the undersigned or Mark R. Fitzgerald at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.

Respectfully submitted, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Michael Labriola
Michael C. Labriola

cc:	Magid M. Abraham, Ph.D., comScore, Inc. John M. Green, comScore, Inc. Christiana L. Lin, comScore, Inc. Robert G. Day Mark R. Fitzgerald Andrew J. Pitts, Cravath, Swaine & Moore LLP